AMENDMENT TO the

Custodial and Agency Services AGREEMENT

This Amendment is made to the Custodial and Agency Services Agreement dated April 23, 2012 (“Agreement”) between Citibank, N.A. acting through its New York offices (“Citi”) and Strategy Shares (“Client”, together with Citi, the “Parties”). All capitalized terms used but not defined herein shall have the meaning given to them in the Agreement. This Amendment shall be effective as of January 1, 2018.

WHEREAS, Citi performs certain services for the Client;

WHEREAS, the Parties wish to amend Appendix A of the Agreement to reflect the addition of Strategy Shares Nasdaq ⑦HANDL Index ETF as a new fund and the removal of Bioshares Biothreat ETF as a fund; and

WHEREAS, the Parties wish to amend Section 6(A) to clarify that the Distributor can identify the Authorized Participants and Sections 6(D) and (E)(ii) of the Agreement to remove and amend certain language;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereby agree as follows:

1.            Appendix A – List of Funds.

Appendix A of the Agreement is hereby deleted in its entirety and replaced with the Amended and Restated Appendix A in the form attached hereto.

2.            Amendment to Section 6(A). Section 6(A) of the Agreement is deleted in its entirety and replaced with the following language:

(A)	Sales of Shares. Citi will deposit into the Custody Account or Cash Account of the appropriate Fund, such payments (consisting of Securities and Cash, including Cash collateral) as are received from each person authorized to purchase Shares in Creation Units, as identified by the Trust or the Distributor, (each, an “Authorized Participant”) for purchase of Shares in Creation Units thereof issued or sold from time to time by a Fund. The Trust’s distributor (“Distributor”) shall be the Trust’s Authorized Person for (i) advising Citi each day as to the Creation Units purchased by an Authorized Participant and (ii) identifying to Citi the Authorized Participants. Citi will provide timely notification to the Sponsor on behalf of each such Fund of any receipt by it of Portfolio Components as payments for Shares and instruct the Trust’s transfer agent (“Transfer Agent”) as to the issuance of new Shares in Creation Units in connection with such payments; and Citi will effect the transfer the Shares to the Authorized Participant through the NSCC or as otherwise required.
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3.            Amendment to Section 6(D). Section 6(D) of the Agreement is deleted in its entirety and replaced with the following language:

(D)	Calculation of Collateral Amount. On a daily basis, Citi will (i) calculate the amount of Cash as collateral, if any, required to be delivered by each Authorized Participant and (ii) contact each Authorized Participant, as applicable, and request the Authorized Participant post collateral equal to the Required Collateral Amount (defined below). All fund transfers shall be made by Fed wire. The Required Collateral Amount varies based on the portion of Securities or Shares delivered to an Account by the Authorized Participant in connection with its purchase or redemption of Shares, as applicable, as of the relevant calculation date. The shortfall between the value of Securities delivered to the applicable Account and the value of the total basket of Securities underlying a Creation Unit (“Total Basket Value”) is referred to as the “Deficiency Amount”.

In connection with the purchase of Shares by an Authorized Participant, the “Required Collateral Amount” shall be equal to the Deficiency Amount, plus a markup amount as directed by the Fund. In connection with the redemption of Shares by an Authorized Participant, the Required Collateral Amount shall be equal to the value of the total number of Shares underlying the applicable redemption order for each Creation Unit based on the trade-date NAV of such Shares, plus a markup amount as directed by the Fund.

4.            Amendment to Section 6(E). Section 6(E)(ii) of the Agreement is deleted its entirety and replaced with the following language:

(ii)	Return of Collateral. As Securities or Shares, as applicable, are delivered to Citi and the Deficiency Amount is reduced, Citi will, as promptly as practicable, cause the Fund to return excess collateral to the Authorized Participant, less any applicable wire fee charged by Citi to the Authorized Participant, to the extent that the excess collateral is greater than or equal to the Minimum Transfer Amount (at least 10% of the Required Collateral Amount on such date, or such other percentage as may have been agreed to by mutual written consent of the parties). Upon delivery of all required Securities or Shares, as applicable, to Citi by the Authorized Participant (either as a result of a buy-in or as a result of delivery by the Authorized Participant), Citi shall return all remaining collateral to the Authorized Participant.

5.            Miscellaneous.

(a)         This Amendment supplements and amends the Agreement. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

(b)         Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment. No amendment or modification to this Amendment shall be valid unless made in writing and executed by each Party hereto.

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(c)         This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

Citibank, N.A.		Strategy Shares
By:	/s/ Jay Martin	By:	/s/ Jerry Szilagyi
Name:	Jay Martin	Name:	Jerry Szilagyi
Title:	President	Title:	President

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AMENDED AND RESTATED

Appendix A

List of Funds

1.	US Market Rotation Strategy ETF
2.	EcoLogical Strategy ETF
3.	Active Alts Contrarian ETF
4.	Strategy Shares Nasdaq 7 HANDL Index ETF

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